Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

April 12, 2005

Item 3

News Release

The press release was issued on April 12, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources reported on exploration developments at its Okreb property in Eritrea. Over the past 18 months Nevsun Resources Ltd. has been exploring a prospective area approximately 10 kilometers east of its Bisha massive sulphide deposit.  These developments lead Nevsun’s geologists to believe that there is a strong potential for the region.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

April 12, 2005

NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

Maureen D. Carse

Corporate Secretary

N E W S R E L E A S E

NEW GOLD POTENTIAL AT OKREB PROPERTY, ERITREA

April 12, 2005

Over the past 18 months Nevsun Resources Ltd. has been exploring a prospective area approximately 10 kilometers east of its Bisha massive sulphide deposit. The area is underlain by late Proterozoic aged metasediments and associated intrusive rocks. It is located within Nevsun’s Okreb exploration license which is contiguous with its Bisha license. The Bisha camp is providing an efficient and cost effective management and logistical base for the Okreb work.

An extensive sequence of jasperoids (silica replacement of limestone) has been traced for many kilometers of strike length. This evidence along with a suite of elements with similar association to those of many Nevada gold deposits (Au, As Sb, Hg, Tl, Ba, Mo) has lead Nevsun’s geologists to believe that there is a strong potential for the region to host Carlin type disseminated gold deposits.

Initial work consisting of stream sediment sampling (BLEG) identified large areas on the Okreb property that were anomalous in gold and many other elements. Old mine workings established by the Italians in the 1930’s have been located and it has been determined that the Italian work was likely much more extensive than originally thought or reported.

Samples of quartz vein material from the adit area of the mine workings have returned samples that assayed up to 89.2 g/t Au in narrow veins while granitic wall rocks assayed 2.1g/t Au . Other quartz veins located approximately 1.5 km to the southeast of the workings have assayed up to 59.8 g/t Au. Airborne geophysical work indicates that these two occurrences may be related.

Sampling of jasperoid material has returned assays up to 3.3 g/t Au. This material came from an outcrop area that has since been extended along strike for hundreds of meters.

Skarn type mineralization has been reported and sampled from an outcrop area immediately to the southeast of the Italian mine workings. These contain significant values in gold, silver, copper and tin (up to 0.4%). An IP/resistivity survey carried out in 1999 indicated a chargeability anomaly in this area. This has yet to be explained.

Additional geophysical work in 1999 defined several chargeability anomalies that are associated with areas underlain by jasperoids and /or quartz veining.

Nevsun implemented an extensive program of detailed geological mapping, and soil sampling in 2005. Early results indicate anomalous geochemical trends associated with recently discovered jasperoids and quartz veining. Trenching with a backhoe has commenced on various areas of immediate interest and in areas previously thought to have been worked by the Italians.

Geophysical surveys in the form of magnetometer and IP/resistivity are planned to start within the next few weeks. An initial diamond drilling program of 2000-2500 meters is scheduled to be carried out in May in order to test anomalous areas and geophysically defined targets.

A map is attached to this release showing the location of Bisha and Okreb mineral deposits and exploration areas.

The close proximity of Okreb and Bisha means that any success in gold exploration at Okreb could provide additional future feed for the proposed Bisha processing facilities.  The two properties using common processing facilities and support services could result in significant future cost benefits.

Bill Nielsen, Vice-President of Exploration for Nevsun, is the qualified person under National Instrument 43-101, for this release.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Forward-looking statements in this release include statements regarding a strong potential for the region to host gold deposits, indications from airborne geophysical work of related occurrences, anomalies associated with jasperoid and/or quartz veining, additional future feed and additional future cost benefits.   Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-10.doc	For further information, Contact: Maureen Carse (604) 623-4700 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

MAP:  BISHA - OKREB MINERAL DEPOSITS & EXPLORATION AREAS

Nevsun Resources Ltd.
Bisha - Okreb Mineral
Deposits & Exploration Areas
Scale: 1:75000
Camp
NW Zone
Bisha Main
Road to Asmara
Old Railway Bed
Marble Ridges
Okreb Area
Harena
Italian Mine